UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2/A

AMENDMENT NO. 1

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

CLECO CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

Exhibit A   A consolidating statement of income and surplus of Cleco Corporation and its subsidiaries for the year ended December 31, 2004, together with a consolidating balance sheet as of the close of such calendar year.

Explanatory Note

This Form U-3A-2/A amends the Form U-3A-2 that was filed with the Securities and Exchange Commission on February 25, 2005. This amendment includes Exhibit A that was omitted from the previously filed Form U-3A-2.

The above-named claimant has caused this amendment to be duly executed on its behalf by its authorized officer on this 28 day of March 2005.

Cleco Corporation

By: /s/ R. Russell Davis
        R. Russell Davis
        Vice President & Controller
        Principal Accounting Officer

Corporate Seal

Attest:

By: /s/ Judy P. Miller
        Judy P. Miller
        Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this amendment should be addressed:

R. Russell Davis	With Copy to:
Vice President & Controller	Timothy S. Taylor
(Principal Accounting Officer)	Baker Botts L.L.P.
Cleco Corporation	One Shell Plaza
2030 Donahue Ferry Road	910 Louisiana
Pineville, LA 71360	Houston, TX 77002-4995
Phone: (318) 484-7400	Phone: (713) 229-1184
Fax: (318) 484-7540	Fax: (713) 229-7784

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See attached statements labeled EXHIBIT A-1 – A-4.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Previously filed.